UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o     Total accesses reached 90.9 million in 1Q13 (+0.9% y-o-y), 76.0 million of which was in the mobile business and 14.9 million was in the fixed-line business;

o     Postpaid accesses grew 17.4% y-o-y. 42% of the new additions of postpaid clients in 1Q13 selected Vivo;

o     Increasing leadership was demonstrated in the higher revenue segments, recording 37.1% market share in the postpaid market (+0.6 p.p. y-o-y). In the segment of mobile data cards Vivo recorded 47.4% of market share;

o     Acesses base with plans and data packages recorded 17.2 million accesses including pre and post-paid, a growth of 64% over 1Q12;

o     Mobile ARPU grew 3.4% y-o-y, stimulated by the 14.8% growth in Data ARPU in the period;

o     Fixed voice accesses grew strongly in the corporate segment (+5.2% y-o-y);

o     Quality commitment is evident in the latest analysis of the customer service index (IDA) disclosed (Jan/13), in which Vivo continues to be the one with the lowest rate of customer complaints in the mobile service;

o     Total Net Revenue records growth of 2.9% y-o-y in the quarter;

o     Net Operating Mobile Revenues recorded annual growth of 10.4% y-o-y. Net Service Mobile Revenues maintained strong annual growth, recording a positive variation of 7.0% compared to 1Q12;

o     Accelerated growth of mobile internet revenues was seen for the third quarter in a roll, recording evolution of 22.5% y-o-y in 1Q13;

o     Recurring Operating Costs recorded annual growth of 3.4% in relation to 1Q12, excluding the non-recurrent effects;

o     Recurrent EBITDA increased by 2.0% y-o-y with EBITDA Margin of 33.2% (-0.3 p.p. y-o-y) in the quarter;

o     Cash flow after investments reaches 2.5 times the amount registered in 1Q12;

Notes: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

HIGHLIGHTS

R$ million	Consolidated	Consolidated		Consolidated
	1Q13	4Q12	∆%	1Q12	∆%

Net Operating Revenues	8,555.5	8,907.4	(4.0)	8,311.3	2.9

Net Operating Services Revenues	8,189.7	8,559.1	(4.3)	8,130.0	0.7

Net operating mobile services revenues	5,270.5	5,474.3	(3.7)	4,924.4	7.0
Net operating fixed revenues	2,919.2	3,084.8	(5.4)	3,205.6	(8.9)

Net handset revenues	365.8	348.3	5.0	181.4	101.7

Operating costs	(5,807.9)	(5,054.0)	14.9	(5,465.4)	6.3
Recurrent Operating costs	(5,718.1)	(5,729.7)	(0.2)	(5,530.2)	3.4

EBITDA	2,747.6	3,853.4	(28.7)	2,845.9	(3.5)
EBITDA Margin %	32.1%	43.3%	(11.1) p.p.	34.2%	(2.1) p.p.

Recurrent EBITDA	2,837.4	3,177.7	(10.7)	2,781.1	2.0
Recurrent EBITDA Margin %	33.2%	35.7%	(2.5) p.p.	33.5%	(0.3) p.p.

Net income	810.2	1,474.3	(45.0)	956.5	(15.3)

Capex	708.0	2,845.5	(75.1)	1,164.6	(39.2)

Total accesses (thousand)	90,860	91,115	(0.3)	90,036	0.9
Total Mobile accesses	75,988	76,137	(0.2)	74,784	1.6
Total Fixed accesses	14,872	14,978	(0.7)	15,252	(2.5)

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for the first quarter of 2013, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee. For comparative purposes, the 2012 figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The results of the following direct and indirect subsidiaries are consolidated in the Company’s statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

Mobile business

OPERATING PERFORMANCE

Thousand	1Q13	4Q12	∆%	1Q12	∆%

Mobile total accesses	75,988	76,137	(0.2)	74,784	1.6
Postpaid	19,518	18,802	3.8	16,621	17.4
Prepaid	56,470	57,335	(1.5)	58,163	(2.9)
Market Share (*)	28.8%	29.1%	(0.3) p.p.	29.8%	(1.0) p.p.
Postpaid	37.1%	36.9%	0.2 p.p.	36.5%	0.6 p.p.
Mobile broadband (modem only)	47.4%	47.3%	0.1 p.p.	n.a.	n.a.
Net additions	(150)	(668)	(77.6)	3,230	n.a.
Market Share of net additions (*)	-6.7%	-22.7%	n.a.	37.6%	n.a.
Postpaid	41.8%	37.5%	4.4 p.p.	33.2%	8.7 p.p.
Market penetration	133.6%	132.7%	0.9 p.p.	128.0%	5.6 p.p.
Monthly churn	3.6%	4.1%	(0.5) p.p.	2.5%	1.1 p.p.
Postpaid	1.7%	1.7%	0.0 p.p.	2.1%	-0.4 p.p.
ARPU (R$/month)	23.1	23.9	(3.3)	22.4	3.4
Voice ARPU	16.3	17.1	(4.8)	16.4	(0.8)
Data ARPU	6.9	6.8	0.6	6.0	14.8
Total traffic (minutes million) (**)	28,110	29,393	(4.4)	25,125	11.9

(*) source: Anatel.
(**) retroactively adjusted due to systemic rereading.

o  Total accesses increased by 1.6% over 1Q12, closing the quarter with 75,988 thousand accesses. The post-paid segment grew by 17.4% with 19.518 thousand accesses, consolidating the post-paid customer mix which reaches 25.7%, an increase of 3.5 p.p. in the annual comparison.

o Market share recorded a slight annual reduction by reaching 28.8% (-1.0 p.p. y-o-y) due to our more restrict commercial policy in pre-paid. In the post-paid market Telefônica Brasil achieved 46.3% of the net additions in March and 41.8% in the quarter, recording a market share of 37.1% (+0.6 p.p. y-o-y),reflecting the quality standard presented by the company.

o     Vivo led the market of Data cards with 47.4% market share, due to differentiated 3G and HSPA+ coverage nationwide.

o     In the machine-to-machine (M2M) market the customer base came to 1.4 million customers in 1Q13, a growth of 16.5% q-o-q.

o    Our quality commitment is evident from the analysis of the customer service index (IDA). The company recorded the best performance in the latest rate disclosed (Jan/13) and continues with the lowest rate of customer complaints in the mobile service.

o     In 1Q13 the mobile net disconnections reached 150 thousand accesses. The company continues its more rational commercial policy focused on profitability.

o     ARPU reached R$ 23.1, a growth of 3.4% over 1Q12 due to the increase in the voice and data revenues. Excluding the regulatory impact, the ARPU would have recorded an annual growth of 3.6%. In the q-o-q comparison, there was a drop of 3.3% mainly due to the seasonal reduction in the revenues in the period.

o     Total traffic grew by 11.9% over 1Q12 due to the increase of on-net local traffic and long distance calls.

o  The financial volume of Recharges presented again a strong growth in the quarter (+9.5% y-o-y), despite an annual reduction of 2.9% in the prepaid customer base demonstrating the effectiveness of our disconnection policy with little impact on recharges .

NET OPERATING REVENUES

R$ million	Consolidated	Consolidated		Consolidated
	1Q13	4Q12	∆%	1Q12	∆%

Net operating mobile revenues	5,636.3	5,822.6	(3.2)	5,105.7	10.4

Net service revenues	5,270.5	5,474.3	(3.7)	4,924.4	7.0
Access and Usage	2,784.4	2,908.1	(4.3)	2,599.8	7.1
Network usage	905.4	966.0	(6.3)	985.4	(8.1)
Data Revenues plus VAS	1,566.3	1,564.7	0.1	1,318.3	18.8
Messaging P2P	511.3	527.2	(3.0)	446.4	14.5
Internet	812.9	782.2	3.9	663.7	22.5
Other Data Revenues plus VAS	242.2	255.2	(5.1)	208.1	16.4
Other services	14.3	35.5	(59.7)	20.9	(31.5)
Net handset revenues	365.8	348.3	5.0	181.4	101.7

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenues per call origination.

Net operating mobile revenues in the quarter recorded a material growth of 10.4% in the annual comparison, driven by the increase in the voice services revenue, internet services consumption, use of messages, and higher sales of smartphones, which stimulated terminals revenues. The mobile service revenue grew by 7.0%, when compared to 1Q12. Excluding the regulatory effect, the mobile net service revenue growth would be 7.2% compared to 1Q12.

Access and usage revenues increased by 7.1% y-o-y, driven by the continued growth in prepaid recharges and by the increase in the Vivo Ilimitado postpaid customer base.

Network usage revenues decreased by 8.1% compared to 1Q12 mainly due to the reduction of MTR. By normalizing this effect, such reduction would be 6.5%. In the q-o-q comparison, a drop of 6.3% was recorded due to seasonality.

Data and VAS (Value Added Services) revenues continued to record a good performance, with growth of 18.8% y-o-y. This is mainly due to the growth in sales of 3G and 3G Plus data packages tied to smartphones, and the increased sales of data packages to prepaid customers. In March, 74% of individual postpaid customers additions were related to data packages. In addition, sales of data packages almost doubled in relation to the same quarter of last year. In the quarter, Data and VAS revenues accounted for 30% of the net mobile services revenue, an annual growth of 2.9 p.p.. Considering outgoing revenue only, data and VAS would represent 35.9% in 1Q13.

Mobile internet revenues grew by 22.5% in the y-o-y comparison and 3.9% in q-o-q comparison, accounting for 52% of data revenue in 1Q13. This performance is directly driven by the strong increase in sales of modems and smartphones data plans, especially the 3G Plus plans.

SMS revenues increased by 14.5% y-o-y, due to sales of unlimited packages in the postpaid plans (R$ 10/month), higher SMS penetration in the Vivo Sempre campaign (R$ 0.05/sms), as well as inclusion of off-net SMS in postpaid plans.

Other Data and VAS Revenues increased by 16.4% y-o-y, driven by education services, Vivo som de chamada and voice portal, which recorded growth of 13.8%, 20.2% and 32.9% respectively, in comparison to 1Q12.

Vivo som de chamada exceeded 6.6 million subscribers in March. Our education platform, comprising services focused on practicing and learning Portuguese and foreign languages exceeded 3.0 million subscribers. The service has already trained more than 15 million users.

The strong annual increase of the mobile handset revenues is mainly explained by the growth in smartphone sales, increased participation of the postpaid clients in the gross additions over the period, and by the change in the sales model for SME segment.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	1Q13	4Q12	∆%	1Q12	∆%

Fixed voice accesses	10,553	10,646	(0.9)	10,884	(3.0)
Residential	7,009	7,110	(1.4)	7,486	(6.4)
Corporate	2,945	2,933	0.4	2,799	5.2
Others	599	603	(0.8)	600	(0.2)
Fixed broadband	3,753	3,733	0.5	3,685	1.8
Pay TV	566	600	(5.7)	683	(17.2)
Total fixed accesses	14,872	14,978	(0.7)	15,252	(2.5)

% Broadband accesses over fixed voice accesses	35.6%	35.1%	0.5 p.p.	33.9%	1.7 p.p.

o Fixed-line accesses recorded a reduction of 2.5% in relation to the same period last year totaling 14,872 thousand accesses in 1Q13. The ratio of fixed broadband accesses over fixed voice accesses continued to climb, from 33.9% in 1Q12 to 35.6% in 1Q13.

o Fixed voice accesses recorded a drop of 3.0% in the year, totaling 10,553 thousand in 1Q13. The annual drop of 3.0% in the quarter is lower than those recorded in 4Q12 (3.1%) and in 3Q12 (3.4%), maintaining the trend of reduction in the drop rate of fixed voice accesses.

o Fixed broadband accesses recorded 3,753 thousand customers in 1Q13. The 1.8% growth over last year was due to the increase in the number of houses connected by fiber service, whose accesses reached 125 thousand in the quarter. The broadband service has faced strong competition of converging offers, which, in turn, have affected new additions, although fiber and ADSL additions have accelerated in March.

o Pay TV accesses recorded a reduction of 5.7% q-o-q, recording 566 thousand subscribers at the end of the quarter, a consequence of the reduction in the number of MMDS customers due to the occupation of the spectrum by 4G operators. Excluding the impact of MMDS in the customer base, this reduction would be of 2.4% in relation to 4Q12. The company is already in the process of accelerating the IPTV platform and placing its focus on the current customers.

NET OPERATING REVENUES

R$ million	Consolidated	Consolidated		Consolidated
	1Q13	4Q12	∆%	1Q12	∆%

Net operating fixed revenues	2,919.2	3,084.8	(5.4)	3,205.6	(8.9)

Fixed voice and accesses	1,562.4	1,678.2	(6.9)	1,803.5	(13.4)
Interconnection	107.8	126.8	(15.0)	118.7	(9.2)
Data transmission	893.6	895.1	(0.2)	892.2	0.2
Pay TV	121.2	141.2	(14.2)	157.7	(23.1)
Other services	234.2	243.5	(3.8)	233.5	0.3

% Data / Net Operational Revenue	30.6%	29.0%	1.6 p.p.	27.8%	2.8 p.p.

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Net Operating Fixed Revenue considers the allocation of long distance revenue according to origin and the allocation of revenues arising from FWT solution (“Vivo Fixo” and “Vivo Box”).

Fixed-line net revenues recorded an annual reduction of 8.9%, mainly due to the reduction in fixed voice revenues and reduction in fixed to mobile VC in the end of Feb/12.

Voice and accesses revenues decreased by 13.4% in relation to 1Q12, with slight acceleration in relation to the reduction in previous quarters, due to the fixed to mobile substitution and regulatory impacts.

Network usagerevenues dropped by 9.2% in comparison to 1Q12 due to the reduction of the incoming traffic with fixed termination and the fixed to mobile substitution.

Data revenues remained stable in the y-o-y comparison due to the strong competition in the period. The company has adopted actions for increasing broadband services revenue, including: customer upgrade to V-DSL and migration to higher speed plans, Vivo Box sales, in addition to higher homes passed in fiber until the year end.

In 1Q13, Pay TV revenues reduced by 23.1% y-o-y and by 14.2% in relation to 4Q12. As described previously, such performance reflects disconnection of MMDS customers in addition to the reduction in DTH sales in the period. The latter shall be stimulated in the second semester of 2013.

Consolidated Operating Costs

R$ million	Consolidated	Consolidated		Consolidated
	1Q13	4Q12	∆%	1Q12	∆%

Operating costs	(5,807.9)	(5,054.0)	14.9	(5,465.4)	6.3

Personnel	(693.0)	(563.7)	22.9	(713.8)	(2.9)
Costs of services rendered	(2,650.7)	(2,538.9)	4.4	(2,700.3)	(1.8)
Interconnection	(951.4)	(974.6)	(2.4)	(1,068.8)	(11.0)
Taxes and contributions	(439.2)	(409.4)	7.3	(506.9)	(13.4)
Third-party services	(886.7)	(833.8)	6.3	(789.1)	12.4
Others	(373.4)	(321.1)	16.3	(335.5)	11.3
Cost of goods sold	(559.7)	(546.4)	2.4	(410.3)	36.4
Selling expenses	(1,603.3)	(1,617.0)	(0.8)	(1,558.9)	2.8
Provision for bad debt	(203.1)	(146.6)	38.5	(181.9)	11.7
Third-party services	(1,300.7)	(1,342.3)	(3.1)	(1,249.3)	4.1
Others	(99.5)	(128.1)	(22.3)	(127.7)	(22.1)
General and administrative expenses	(287.2)	(284.5)	0.9	(265.1)	8.3
Third-party services	(217.2)	(214.3)	1.4	(204.0)	6.5
Others	(70.0)	(70.2)	(0.3)	(61.1)	14.6
Other net operating revenue (expenses)	(14.0)	496.5	n.a.	183.0	n.a.

Operating costs recorded growth of 6.3% y-o-y and of 14.9% q-o-q, totaling R$ 5,807.9 million in 1Q13, without considering depreciation and amortization expenses. This variation is mainly due to the increase in the cost of goods, increases in sales commissions due to the higher volume of post-paid sales in the period, network maintenance expenses in relation to the expansion of coverage in mobile and fiber services, and the sales of assets in 1Q12, which decreased the comparison basis. Excluding the non-recurring effects costs would have grown only 3.4% in the y-o-y comparison.

Personnel costs in 1Q13 recorded a reduction in the y-o-y comparison of 2.9% and an increase in the q-o-q comparison of 22.9%, reflecting the cost of the organizational restructuring action carried out in the quarter. Excluding the workforce adjustment effects in the compared years, personnel expenses would record a growth of 3.4%, which is below the salary increase of 5.5% granted in the period.

The cost of services rendered in 1Q13 dropped by 1.8% in relation to 1Q12, mainly due to the reduction in the interconnection cost as a result of the cut in the MTR rate that occurred in the end of February 2012, and to the reduction in payments of fistel taxes because of the new disconnection policy of prepaid lines. These reductions were partially offset by an increase in sites´ rent, consequence of the towers sales and increased network maintenance expenses, related to the higher number of sites, and the 3G and 3G Plus coverage expansion. The quarterly variation recorded an increase of 4.4%

The cost of goods sold in 1Q13 grew by 36.4% in relation to 1Q12, and 2.4% over 4Q12. This variation is due to the growing smartphones sales, which is a result of higher sales of postpaid and data plans and because of the change in the sales model for SME segment.

Selling expenses recorded an increase of 2.8% y-o-y, compared to the growth in the post-paid mobile customer base of 17.4% in the period, which was due to the adoption of a rational commercial policy focused on value generation. The annual increase of 4.1% in third party services is due to greater expenses with commissioning, resulting from increased gross adds in data and post-paid plans which have a larger unit fee.

The Provision for Doubtful Accounts (PDA) totaled R$ 203.1 million in 1Q13, corresponding to 1.6% of total gross revenues, almost stable in relation to the amount in 1Q12 (+0.1 p.p.). The default rate in 1Q13 is due to the natural seasonality of the period. The company will keep the rigid control of the collecting actions and continuous refinement in the credit concession to maintain the default levels under control.

General and administrative expenses increased by 8.3% in 1Q13 when compared to the 1Q12 due to the increase of third-party service expenses, related to the inflation in the period.

Other net operating revenues (expenses) recorded expenses of R$ 14.0 million in 1Q13, whose variation in relation to the previous year was due to higher sales of assets (R$ 216.5 million) in 1Q12, which increases the comparison basis.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 2,747.6 million in 1Q13, a reduction of 3.5% in relation to 1Q12. The EBITDA Margin was 32.1% (-2.1 p.p. y-o-y). This result was affected by the organizational restructuring that was carried out in 1Q13 generating expenses of R$ 89.8 million. Excluding this effect, the EBITDA margin would have been 33.2% in the quarter, an annual variation of -0.3 p.p., compared to the 1Q12 adjusted margin of 33.5% which was positively impacted by R$ 64.8 million (revenue from sale of towers in the amount of R$ 216.5 million and integration expense of R$ 151.7 million).

Depreciation and Amortization

R$ million	Consolidated	Consolidated		Consolidated
	1Q13	4Q12	∆%	1Q12	∆%

EBITDA	2,747.6	3,853.4	(28.7)	2,845.9	(3.5)

Depreciation and Amortization	(1,397.3)	(1,437.0)	(2.8)	(1,318.0)	6.0
Depreciation	(960.0)	(954.2)	0.6	(880.8)	9.0
Amortization of intangibles (*)	(199.2)	(199.2)	-	(199.2)	-
Others amortizations	(238.1)	(283.6)	(16.0)	(238.0)	0.0

EBIT	1,350.3	2,416.4	(44.1)	1,527.9	(11.6)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization recorded an increase of 6.0% y-o-y. This increase is mainly related to the acceleration of the MMDS depreciation due to the migration of this service to other technologies.

Financial Result

R$ million	Consolidated	Consolidated		Consolidated
	1Q13	4Q12	∆%	1Q12	∆%

Net Financial Result	(16.7)	(125.2)	(86.7)	(63.2)	(73.6)

Financial Revenues	365.2	406.9	(10.2)	336.2	8.6
Income from Financial Transactions	202.4	130.2	55.5	76.0	166.3
Monetary and exchange variations	123.1	260.2	(52.7)	195.9	(37.2)
Other financial revenues	39.7	58.8	(32.5)	64.3	(38.3)
(-) Pis and Cofins taxes	-	(42.3)	n.a.	-	n.a.
Financial Expenses	(381.9)	(532.1)	(28.2)	(399.4)	(4.4)
Financial Expenses	(212.8)	(279.1)	(23.8)	(222.0)	(4.1)
Monetary, exchange and other variations	(169.1)	(253.0)	(33.2)	(177.4)	(4.7)

The net financial result presented net expense of R$ 46.5 million in 1Q13, lower than the expense registered in 1Q12, mainly due to the lower average net debt in the periods compared.

Net Income

The Net Income of R$ 810.2 million in 1Q13 decreased by 15.3% in the annual comparison and by 45.0% when compared to 4Q12, mainly due to the variation of EBITDA and increase of depreciation in the compared periods.

Capex

R$ million	Consolidated	Consolidated	Consolidated
	1Q13	4Q12	1Q12

Network	615.8	1,434.6	903.7
Technology / Information System	56.2	169.8	82.5
Products and Services, Channels, Administrative and others	36.0	191.1	178.4
Licenses	0.0	1,050.0	0.0
Total	708.0	2,845.5	1,164.6

Capex / Net operating revenue	8.3%	31.9%	14.0%

Total Capex in the quarter came to R$ 708.0 million, 39.2% lower than in the same period of 2012, mainly due to the higher comparison basis in 1Q12, mostly because of the implementation of projects that were already in progress as the 3G coverage and the overlay in 1,800 Mhz.

Investments in 1Q13 are in line with historical numbers due to the implementation of new projects like the fiber expansion and LTE.

Besides the mentioned projects, the company is focusing its investments in quality assurance of services and increase of capacity to support the growth in data services.

Cash Flow

R$ milion	1Q13	4Q12	∆ R$ QoQ	1Q12	∆ R$ YoY

Cash generation provided by operating activities	2,231.6	3,069.5	(837.9)	2,052.9	178.7
Cash applied by investing activities	(811.1)	(473.8)	(337.3)	(1,493.3)	682.2
Cash flow after investing activities	1,420.5	2,595.7	(1,175.2)	559.6	860.9
Cash applied by financing activities	(1,803.0)	(2,142.3)	339.3	(323.5)	(1,479.5)
Cash flow after financing activities	(382.5)	453.4	(835.9)	236.1	(618.6)
Cash and Equivalents at the beginning	7,133.5	6,680.1	453.4	2,889.5	4,244.0
Cash and Equivalents at the end	6,751.0	7,133.5	(382.5)	3,125.6	3,625.4

The operating cash generation in 1Q13 was R$ 2,231.6 million, an increase of R$ 178.7 million over 1Q12. Cash in investing activities recorded a decrease of R$ 682.2 million in the period due to the lower additions to fixed assets and higher proceeds from the sale of assets. As a consequence, the cash flow after investment activities recorded R$ 1,420.5, an annual increase of R$ 860.9 million. The cash applied by financing activities recorded an increase of R$ 1,479.5 million due to the Dividends payments in 1Q13.

In comparison with 4Q12, the operating cash generation decreased by R$ 837.9 million, due to higher payments in the beginning of the year to regulatory entities, publicity, acquisition of handsets, among others. The cash used in investment activities increased by R$ 337.3 million due to higher additions of fixed assets and lower volume of cash received from sales of assets. Thus, the cash flow after investment activities decreased by R$ 1,175.2 million. The cash in financing activities recorded a reduction of R$ 339.3 million due to the lower payment of Dividends and IOC, resulting in a reduction of R$ 835.9 million in the cash flow after financing activities.

Indebtedness

LOANS AND FINANCING
(R$ million)

March 2013

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR TJLP	TJLP + 0.00% to 9.0%	Until 2016	742.1	1,988.9	2,731.0
BNDES	R$	2.5% to 8.7%	Until 2020	31.4	144.7	176.1
BNB	R$	10.0%	Until 2016	113.5	199.2	312.7
Debentures	R$	106% to 112% of CDI	Until 2014	664.9	93.2	758.1
Debentures	R$	IPCA + 0.5% to IPCA + 7%	Until 2021	6.1	164.5	170.6
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	7.8	2,000.0	2,007.8
Others	-	-	Until 2018	0.3	(1.5)	(1.3)
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	30.9	741.0	771.9
Resolução 4131	US$	4.10%	Until 2013	322.2	-	322.2
BNDES	UMBND	ECM + 2.38%	Until 2019	0.6	440.6	441.1
Mediocrédito Loan	US$	1.75%	Until 2014	6.1	-	6.1
Others	US$	-	Until 2015	0.2	-	0.2

Total				1,926.1	5,770.4	7,696.4

SCHEDULE OF
LONG-TERM OBLIGATIONS
(R$ million)

March 2013

Year	Amount

2014	1,074.6
2015	1,152.2
2016	434.5
2017	2,388.1
After 2018	720.9
Total	5,770.4

NET DEBT

R$ million	03-31-13	12-31-12	03-31-12

Short Term	1,926.1	1,957.5	1,395.6
Long Term	5,770.4	6,009.7	4,532.3
Total Debt	7,696.4	7,967.2	5,927.9
Cash and savings	(6,811.2)	(7,256.1)	(3,177.3)
Derivatives	(230.0)	(271.3)	(92.9)
Net Debt	655.2	439.9	2,657.7
Net Debt/EBITDA	0.05	0.03	0.22

The Company closed 1Q13 with gross debt of R$ 7,696.4 million, 20.0% of which is denominated in foreign currency. The reduction of 3.4% in relation to 4Q12 is related to amortization of principal amounts of loans from the BNDES and BNB.

The net debt totaled R$ 655.2 million by the end of 1Q13, representing 0.05 of the EBITDA in the last 12 months. In comparison with 4Q12, the net debt recorded an increase of 48.9%, mainly explained by payment of dividends in February/13. Foreign exchange exposure of the debt is 100% covered by hedge transactions.

Capital Market

Telefônica Brasil’s common shares (ON) and preferred shares (PN) are traded at the BM&FBOVESPA under ticker symbols VIVT3 and VIVT4, respectively. The Company’s ADRs are traded at the NYSE, under ticker symbol VIV.

VIVT3 and VIVT4 shares closed the quarter at R$ 47.50 and R$ 53.95, respectively, recording q-o-q increases of 8.8% and 10.1%, versus a strong drop of 7.5% in the Bovespa Index (Ibovespa). The Company’s ADRs appreciated by 10.8% in the period, closing the year at US$ 26.68, in face of the increase in the Dow Jones’s index of 12.7%.

The daily traded volume of VIVT3 and VIVT4 in the year averaged R$ 1,357.5 thousand and R$ 69,354.6 thousand, respectively. The daily traded volume of ADR averaged US$ 35,726.8 thousand in the same period.

The table below shows share performance in the last quarter:

Dividends

The General Shareholders’ Meeting held on April 16, 2013 deliberated the payment of Dividends in the amount of R$ 1.251620 per common share and R$ 1.376782 per preferred share, totaling R$ 1,498.8 million.

These dividend payments will be initiated until December 21, 2013, to holders of common and preferred shares that were registered with the Company by the end of April 16, 2013.

Dividends declared by Telefônica Brasil based on the corporate net income of 2012 totaled R$ 4.3 billion, a total of R$ 3.566951 per ON share and R$ 3,923645 per PN share, as stated in the table below. The Company shows that the dividends declared represent 100% of the adjusted net income for 2012.

Telefônica Brasil

2012	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (Reais)	Net amount per share (Reais)	Payment beginning date
Dividends (based on 2012)	04/16/2013	04/16/2013	1,498.8	1,498.8	ON	1.251620	1.251620	Until 12/21/2013
					PN	1.376782	1.376782
Dividends (based on 2012)	2013-10-01	01/21/2013	1,650.0	1,650.0	ON	1.377914	1.377914	02/18/2013
					PN	1.515705	1.515705
Dividends (based on 2012)	2012-05-11	11/23/2012	1,122.5	1,122.5	ON	0.937417	0.937417	2012-12-12
					PN	1.031158	1.031158

2011	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (Reais)	Net amount per share (Reais)	Payment beginning date
Dividends (based on 2011)	2012-11-04	2012-11-04	877.5	877.5	ON	0.732386	0.732386	2012-12-12
					PN	0.805625	0.805625
Dividends (based on 2011)	2012-11-04	2012-11-04	1,075.6	1,075.6	ON	0.897706	0.897706	2012-02-05
					PN	0.987477	0.987477
Interest on Own Capital (based on 2011)	2011-12-12	12/29/2011	617.0	524.5	ON	0.514966	0.437720	2012-02-05
					PN	0.566462	0.481492
Dividends (based on 2011)	09/13/2011	09/30/2011	382.4	382.4	ON	0.319059	0.319058	2011-03-11
					PN	0.350965	0.350964
Interest on Own Capital (based on 2011)	09/13/2011	09/30/2011	1,250.0	1,062.5	ON	1.042948	0.886505	2011-03-11
					PN	1.147243	0.975156

CAPITAL STRUCTURE COMPOSITION

As of March 28, 2013	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	39.02
Capital stock - in thousands of R$ (as of 03/31/13):	37,798,110

Additional Notes

On April 11, 2013, the Board of Directors of Telefônica Brasil S.A. approved funding in the local financial market through issuance of simple, non-convertible debentures in the total amount of R$ 1.3 billion, as a way to warrant liquidity for the Company to meet future liabilities.

This funding shall be used by the Company in the settlement of future debts, for Capex of projects under development and for strengthening liquidity.

130,000 debentures in the face value of R$ 10,000 were issued. The maturity dates of the debentures is April 25, 2018, within five years from their respective issuance date, April 25, 2013. The unit face value of each debenture shall not be adjusted to inflation.

Interest shall accrue on the outstanding debt of the unit face value of each of the debentures corresponding to 100% of the accumulated variation in the daily rates of one-day, “extra group” interfinancial deposits (DI), expressed as an annual percentage, on a 252-business day basis, daily calculated and disclosed by CETIP S.A. – Mercados Organizados (CETIP), in the daily release available on its website (http://www.cetip.com.br), added by a spread equivalent to 0.68% per year, on a 252-business day basis (Interest Payment). The Interest Payment shall be calculated pro-rata temporis for the business days elapsed, on an exponential and cumulative basis, since the issuance date or the immediately previous payment date, as the case may be, until the actual payment date. The lead arranger is Banco Itaú BBA S.A.

INCOME STATEMENT

R$ million	Consolidated	Consolidated		Consolidated
	1Q13	4Q12	∆%	1Q12	∆%

Gross operating revenues	12,853.1	13,249.2	(3.0)	12,224.5	5.1

Net Operating Revenues	8,555.5	8,907.4	(4.0)	8,311.3	2.9

Mobile	5,636.3	5,822.6	(3.2)	5,105.7	10.4
Fixed	2,919.2	3,084.8	(5.4)	3,205.6	(8.9)

Operating costs	(5,807.9)	(5,054.0)	14.9	(5,465.4)	6.3

Personnel	(693.0)	(563.7)	22.9	(713.8)	(2.9)
Costs of services rendered	(2,650.7)	(2,538.9)	4.4	(2,700.3)	(1.8)
Interconnection	(951.4)	(974.6)	(2.4)	(1,068.8)	(11.0)
Taxes and contributions	(439.2)	(409.4)	7.3	(506.9)	(13.4)
Third-party services	(886.7)	(833.8)	6.3	(789.1)	12.4
Others	(373.4)	(321.1)	16.3	(335.5)	11.3
Cost of goods sold	(559.7)	(546.4)	2.4	(410.3)	36.4
Selling expenses	(1,603.3)	(1,617.0)	(0.8)	(1,558.9)	2.8
Provision for bad debt	(203.1)	(146.6)	38.5	(181.9)	11.7
Third-party services	(1,300.7)	(1,342.3)	(3.1)	(1,249.3)	4.1
Others	(99.5)	(128.1)	(22.3)	(127.7)	(22.1)
General and administrative expenses	(287.2)	(284.5)	0.9	(265.1)	8.3
Third-party services	(217.2)	(214.3)	1.4	(204.0)	6.5
Others	(70.0)	(70.2)	(0.3)	(61.1)	14.6
Other net operating revenue (expenses)	(14.0)	496.5	n.a.	183.0	n.a.

EBITDA	2,747.6	3,853.4	(28.7)	2,845.9	(3.5)
EBITDA Margin %	32.1%	43.3%	(11.1) p.p.	34.2%	(2.1) p.p.

Depreciation and Amortization	(1,397.3)	(1,437.0)	(2.8)	(1,318.0)	6.0
Depreciation	(960.0)	(954.2)	0.6	(880.8)	9.0
Goodwil amortization	(199.2)	(199.2)	0.0	(199.2)	0.0
Others amortizations	(238.1)	(283.6)	(16.0)	(238.0)	0.0

EBIT	1,350.3	2,416.4	(44.1)	1,527.9	(11.6)

Net Financial Income	(16.7)	(125.2)	(86.7)	(63.2)	(73.6)
Financial Revenues	365.2	406.9	(10.2)	336.2	8.6
Income from Financial Transactions	202.4	130.2	55.5	76.0	166.3
Monetary and exchange variations	123.1	260.2	(52.7)	195.9	(37.2)
Other financial revenues	39.7	58.8	(32.5)	64.3	(38.3)
(-) Pis and Cofins taxes	-	(42.3)	n.a.	-	n.a.
Financial Expenses	(381.9)	(532.1)	(28.2)	(399.4)	(4.4)
Financial Expenses	(212.8)	(279.1)	(23.8)	(222.0)	(4.1)
Monetary and exchange variations	(169.1)	(253.0)	(33.2)	(177.4)	(4.7)

Gain (loss) on investments	(0.4)	0.9	n.a.	0.5	n.a.

Taxes	(523.0)	(817.8)	(36.0)	(508.7)	2.8

Net income	810.2	1,474.3	(45.0)	956.5	(15.3)

BALANCE SHEET

R$ million	Consolidated	Combined
	3-31-2013	12-31-2012	∆%

ASSETS	68,634.6	70,251.1	(2.3)

Current assets	15,441.5	16,209.2	(4.7)
Cash and cash equivalents	6,751.0	7,133.5	(5.4)
Net accounts receivable from customers	6,652.3	6,591.5	0.9
Provision for doubtful accounts	(1,137.8)	(1,079.2)	5.4
Supply	404.0	387.8	4.2
Decoverable taxes	1,900.9	2,052.4	(7.4)
Bail of legal proceedings	131.5	126.6	3.9
Dividends and interest on capital	32.4	41.1	(21.2)
Derivatives operations	1.2	1.2	-
Prepaid expenses	426.6	248.3	71.8
Credit from associated companies	36.1	38.0	(5.0)
Other assets	243.3	668.0	(63.6)

Non-Current Assets	53,193.1	54,041.9	(1.6)
Accounts receivable from customers	95.8	93.4	2.6
Financial Investments	115.2	109.7	5.0
Decoverable taxes	703.4	739.0	(4.8)
Deffered taxes	840.9	1,027.9	(18.2)
Bail of legal proceedings	3,983.1	3,909.2	1.9
Derivatives operations	259.9	286.3	(9.2)
Credit from associated companies	19.9	20.1	(1.0)
Other assets	136.2	103.6	31.5
Investments	128.7	142.9	(9.9)
Net Permanent Assets	17,056.3	17,604.1	(3.1)
Net Intangible	29,853.7	30,005.7	(0.5)

LIABILITIES	68,634.6	70,251.1	(2.3)

Current liabilities	12,843.9	13,536.8	(5.1)
Payroll and related charges	352.4	416.3	(15.3)
Suppliers	5,092.0	5,889.1	(13.5)
Taxes	1,857.6	1,781.2	4.3
Loans and financing	1,247.3	1,255.3	(0.6)
Debentures	678.8	702.2	(3.3)
Dividends and interest on capital	534.7	467.8	14.3
Provisions	521.1	496.8	4.9
Derivatives operations	36.5	29.6	23.3
Payables to associated companies	53.6	50.1	7.0
Deferred revenues	714.7	734.6	(2.7)
Authorization licenses	1,006.7	995.0	1.2
Other liabilities	748.5	718.8	4.1

Non-Current Liabilities	11,962.5	12,033.2	(0.6)
Taxes	501.2	488.7	2.6
Deferred taxes	1,268.3	1,216.7	4.2
Loans and financing	3,514.2	3,756.0	(6.4)
Debentures	2,256.1	2,253.7	0.1
Provisions	3,558.8	3,453.6	3.0
Derivatives operations	25.9	26.5	(2.3)
Payables to associated companies	7.2	7.2	-
Deferred revenues	294.5	303.4	(2.9)
Obligations with post-employment benefit plans	399.8	392.3	1.9
Other liabilities	136.5	135.1	1.0

Shareholders' equity	43,828.2	44,681.1	(1.9)
Capital Stock	37,798.1	37,798.1	-
Capital Reserve	2,686.9	2,686.9	-
Profit Reserve	1,100.0	1,100.0	-
Premium for the stake acquisition	(70.4)	(70.4)	-
Other comprehensive income	5.1	17.8	(71.4)
Additional dividends proposed	1,498.8	3,148.8	(52.4)
Accumulated profits	809.7	-	n.a.

TARIFFS - FIXED VOICE BUSINESS

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute
	Residential	Residential	Non-residential	Trunk Line	Credit		Basic	PASOO

July 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859
September 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.a.	0.10158	0.03899
October 8, 2010	114.28	40.60	69.67	69.67	0.1230	n.a.	0.10224	0.03924
December 24, 2011	113.81	41.38	70.76	70.69	0.1250	n.a.	0.10423	0.03994
February 8, 2013	114.46	41.62	71.17	71.10	0.1255	n.a.	0.10482	0.04018

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
July 24, 2008	0.146	0.228	0.340	0.428
September 16, 2009	0.146	0.228	0.340	0.437
October 8, 2010	0.147	0.229	0.342	0.440
December 24, 2011	0.149	0.231	0.347	0.452
February 8, 2013	0.15011	0.23269	0.34882	0.45482

INTERCONNECTION TARIFFS				FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)				(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile	Fixed-Mobile
	TU-RL	TU-RIU	MTR	VC-1	VC-2	VC-3
July 24, 2008	0.030	0.11601(*)	0.39603-0.47130	0.69918-0.78187	1.55537	1.76971
September 16, 2009	0.030	0.11573 (*)
February 13, 2010			0.39868-0.47130	0.70601-0.78950	1.57055	1.78699
October 8, 2010	0.028	0.11737 (*)
December 24, 2011	0.028 (**)	0.121 (**)
February 24, 2012	0.02848 (**)	0.12091 (**)	0.34880-0.40887	0.59149-0.70437	1.40121	1.59432
August 5, 2012	0.02854 (**)	0.116692 (**)
April 6, 2013			0.29553-0.35031	0.53962-0.68833	1.27835	1.45453
(*) Average of the 4 time-periods.
(**) Average rate using the traffic of the readjustment period.

Notes:

a) Effective as of 02/08/13, the maximum Local Service Basic Plan and AICE (Individual Access Special Class) net tariffs, as per Anatel Act nº 762, dated 02/01/13, were increased by 0.56% for sectors 31, 32 and 34, incorporating the productivity gain of 4.674%, as provided for in the Concession Agreement.

b) Effective as of 02/08/13, the maximum Domestic Long-Distance Service Basic Plan net tariffs, as per Anatel Act nº 762, dated 02/01/13, were increased by 0.56% for sectors 31, 32 and 34, incorporating the productivity gain of 4.674%, as provided for in the Concession Agreement.

c) Effective as of 04/06/13, the Fixed-to-Mobile tariffs, as per Anatel Act nº 1,521 of 03/04/13, were adjusted at -8.77% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III. At the same date, the absolute amounts of the adjustments to fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3, were approved. The adjustments became effective as of March 06, 2013. The new tariffs are valid for SMP (Personal Mobile Service) and SME (Special Mobile Service) throughout the Company’s concession area.

d) Until 12/31/2013, in the relationship among the STFC providers in Local calls, when the total outgoing calls, in each direction, exceed the limit of seventy-five percent (75%) of the traffic between the providers, payment is due only for the use of the Local Network for calls exceeding the mentioned limit.

Conference Call

In English

Date: May 07, 2013 (Tuesday)

Time: 10:00 am (Brasília) and 09:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=830

A replay of the conference call can be accessed, one hour after the event, until May 17, 2013, by dialing +1 (412) 317-0088, Code: 10027436#

Telefônica Brasil – Investor Relations

Alberto Horcajo Aguirre Cristiane Barretto Sales Luis Carlos Plaster Maria Tereza Pelicano David

Av. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-936

Phone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available from the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “intend”, “plan”, “project”, “target” and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company’s future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 7, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director